

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 18, 2020

<u>Via E-mail</u>
John Reed
President and Chief Financial Officer
Synthorx, Inc.
11099 N. Torrey Pines Road, Suite 190
La Jolla, California 92037

  Re: Synthorx, Inc.
    Form 10-Q for the quarterly period ended September 30, 2019
    Exhibit No. 10.1 - Second Amendment to License Agreement, dated August 5, 2019
    by and between the Registrant and The Scripps Research Institute
    Exhibit 10.2 - Fifth Amendment to Research Funding and Option Agreement dated
    July 31, 2019, by and between the Registrant and The Scripps Research Institute.
    Filed November 5, 2019
    File No. 001-38756

Dear Mr. Reed:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance